Exhibit (c)(7)

Presentation to the Board of Directors

Project Tuscany

June 18, 2004

Project Tuscany

Table of Contents

Section

1	Transaction Summary

2	Update on Financial Performance

3	Valuation Analysis

A	Summary Valuation Analysis

B	Comparable Company Analysis

C	Precedent M&A Transaction Analysis

D	Discounted Cash Flow Analysis

Appendices

A	Summary of Valuation Ranges—12/21/03 Board Presentation

B	Comparable Company Analysis

C	Summary of Management Projections

D	WACC Analysis

CONFIDENTIAL

Section 1

Transaction Summary

Transaction Update

Opus has proposed to acquire Tuscany for $16.50 per share.  In addition to the $0.50 reduction in price, other terms of the transaction are being negotiated.

•                    Certain modifications to the following terms of the merger agreement, intended to increase the certainty of closing, are being negotiated.  An update on these terms will be provided at the board meeting.

•                Non-solicitation provision.

•                Break-up fee and expense reimbursement cap.

•                Termination date.

•                Material Adverse Effect clause.

•                Shareholder litigation relating to merger agreement in litigation condition.

•                Appraisal rights threshold condition.

•                    An update on the financing commitments will also be provided at the board meeting.

Transaction Valuation

The chart below compares valuations implied by the proposed $16.50 per share purchase price to valuations implied by the $17.00 per share purchase price as of our December 21, 2003 board presentation.

Summary Valuation	($ and shares in millions, except per share data)

	Current Proposal	Original Transaction
Price per Share	$16.50	$17.00
% Premium to One-Month Average(1)	17.1%	20.7%
Fully Diluted Shares Outstanding	24.808	24.666
Implied Equity Value	$409.3	$419.3
Plus: Net Debt(2)	276.6	283.8
Implied Enterprise Value	$685.9	$703.1
Plus: Estimated Payments(3)	48.5	48.5
Adjusted Enterprise Value	$734.4	$751.6

(1)                        Represents one-month period prior to the announcement of the transaction on December 23, 2003 ($14.09).

(2)                        Net debt as of September 27, 2003 in the “Original Transaction” column and as of March 27, 2004 in the other columns.

(3)                        As defined in Bear Stearns’ presentation to the Board of Directors dated December 21, 2003.

Implied Valuation Multiples

The table below compares the multiples implied by the proposed $16.50 per share purchase price to those implied by the $17.00 per share purchase price as of the December board presentation.

•                      The implied LTM EBITDA multiple at $16.50 per share is 8.9x, consistent with the multiple of 2003E EBITDA implied by the $17.00 per share purchase price as of the December board presentation.

Implied Multiples	($ in millions, except per share data)

			Valuation Multiples
			Current Proposal @ $16.50				Original Transaction @ $17.00
	Statistic		Excluding Estimated Payments		Including Estimated Payments(1)		Excluding Estimated Payments		Including Estimated Payments(1)
Price Per Share/
2004P E.P.S.—Management	$0.85		19.4	x	21.1	x	20.0	x	21.8	x
2004P E.P.S.—First Call	0.65/0.73	(2)	25.4		28.3		23.3		25.8

Enterprise Value/
2003E EBITDA—Management	$79.4		—		—		8.9	x	9.5	x
LTM (3/27/04) EBITDA	76.8		8.9	x	9.6	x	—		—
2004P EBITDA—Management	96.0		7.1		7.7		7.3		7.8

(1)                        Earnings multiples that reflect the Estimated Payments are based on E.P.S. adjusted to give effect to estimated after-tax incremental interest expense at the Company’s estimated average cost of debt.

(2)                        Current Proposal multiples based on $0.65 current First Call estimate.  Original Transaction multiples based on $0.73 First Call estimate as of the December board presentation.

Stock Price History Since IPO(1)

The proposed $16.50 per share purchase price represents premiums of 12.7% and 17.1% over the Company’s average closing stock price for the year and month prior to the announcement of the transaction on December 23, 2003, respectively.

Daily: February 10, 1998–December 22, 2003

Premiums to Average Stock Prices

	Since IPO	Three Years	One Year	Six Months	One Month	At 12/22/03
Average Stock Price	$26.39	$24.25	$14.64	$15.28	$14.09	$15.22
Proposed $16.50 Purchase Price—Premium/(Discount)	(37.5)%	(32.0)%	12.7%	8.0%	17.1%	8.4%

(1)    Source:  FactSet Research.

Section 2

Update on Financial Performance

Summary of Recent Financial Performance

The Company has underperformed vs. the projections disclosed to Bear Stearns and the Board of Directors in October 2003.

•                    Management has indicated that although year-to-date 2004 results are below plan, the projections it provided for 2004 through 2008 are still achievable.

•                As a result, management has not prepared revised projections.

($ in millions, except per share data)

	Q4 2003				FY 2003
	Actual	Projected	Variance		Actual	Projected	Variance
Sales	$356.4	$362.0	(1.5)%		$1,383.8	$1,389.4	(0.4)%
Reported EBITDA(1)	$18.4	$21.2	(13.1)%		$76.6	$79.4	(3.5)%
% Margin	5.2%	5.8%	(58	)bps	5.5%	5.7%	(57	)bps
E.P.S.(1)	$0.14	$0.17	(17.6)%		$0.53	$0.57	(7.0)%

•                    The Company’s comparable store sales growth has generally lagged that of its publicly traded peer group, particularly on the front-end.

Comparable Store Sales Growth Comparison

	Tuscany			CVS			Longs			Rite Aid			Walgreens
	Total	FE	Rx	Total	FE	Rx	Total	FE	Rx	Total	FE	Rx	Total	FE	Rx
Q4 03	3.0%	0.1%	7.0%	7.4%	3.9%	9.1%	2.2%	5.5%	(0.2)%	6.4%	6.2%	6.5%	11.9%	7.5%	14.7%
Q1 04	1.6	(2.3)	6.6	6.4	2.0	8.3	2.7	1.9	3.7	6.4	6.0	6.7	11.5	6.2	15.5

(1)    Excludes transaction and labor contingency expenses, as publicly reported by the Company.

Summary of NLRB Issue

In lowering the purchase price, Opus cited, among other factors, charges related to the ongoing NLRB/Allied Trades Council dispute.

•                    The Company is party to an NLRB administrative proceeding regarding a dispute with the ATC.

•                At issue is whether a negotiating impasse had been reached in August 2001 following a lengthy negotiation with the union.

•                The Company claims an impasse was reached, allowing it to implement its latest contract in place of a collective bargaining agreement due to expire on August 31, 2001.

•                    As a result, the Company discontinued making additional payments into various union benefit funds.

•                The Company has indicated it is providing many of these benefits on a direct basis and, in addition, past contributions had caused these funds to be overfunded.

•                    On February 18, 2004, an Administrative Law Judge (“ALJ”) concluded that there was no impasse and the Company is therefore required to reimburse its employees for certain expenses and make the funds whole for contributions not made.

•                If this recommendation is adopted by the full NLRB and enforced, it could result in the Company being required to contribute undetermined amounts into the various funds.

Sources:  Public filings; management.

•                    The ALJ’s recommendation is not a binding order, but rather a recommendation to the full NLRB.

•                The NLRB will conduct a complete review before deciding whether to uphold, reject or modify the recommendation.

•                The full NLRB decision is also subject to judicial review before any final remedy can be determined.

•                The Company has been advised by outside counsel that it has numerous meritorious responses and defenses.

•                    While the Company believes the final outcome of this litigation cannot be determined at this time, accounting standards required it to record a non-cash, pre-tax charge of $12.6 million in fiscal 2003.

•                The Company was required to record an additional $1.1 million non-cash charge in Q1 2004 and estimates that total charges for fiscal 2004 will be approximately $4.4 million.

•                    These charges represent management’s best current estimate of the loss that would result upon application of the ALJ’s recommendation, but are subject to change.

•                The charges were calculated based on the amount of contributions the Company did not make into the various funds from August 31, 2001 through March 17, 2004 (plus interest), reduced by a portion of the benefits paid directly to employees.

•                    The Company’s current best estimate, as of March 27, 2004, of the actual range of potential loss is from $0 if the recommendation is not followed, to approximately $28 million if there is no offset for any benefits paid.

•                The potential liability grows over time until a final decision or settlement is reached.

•                    Management has indicated that so long as the dispute is unresolved, or in the event the Company is ultimately required to operate under the old union contract, the $4.4 million annual charge represents a reasonable estimate of the approximate incremental annual costs the Company would incur.

Sources:  Public filings; management.

Section 3

Valuation Analysis

Section 3-A

Summary Valuation Analysis

Summary of Valuation Ranges

The chart below summarizes our derived valuation ranges, both before and after giving effect to approximately $2.00 per share in Estimated Payments.

•                    The valuation ranges shown herein do not factor in any additional 9/11 business interruption insurance proceeds, given the uncertainty of the amounts and timing of these payments, which are currently being litigated.

•                Assuming a potential recovery of $30 million in mid-2005, the high-end of the range management has indicated to us, our valuation ranges under each methodology would be higher by approximately $0.61 per share on an after-tax basis.(1)

Implied Valuation Ranges

(1)                        Calculated as $30 million, tax-effected at 44% and discounted to its present value at Tuscany’s Weighted Average Cost of Capital of 11% (mid-point of WACC calculation).

Illustrative Ranges—Assumes 100% of Union Costs as Cash Expense

The chart below illustrates the effect of the estimated $4.4 million in potential annual costs and the related $12.6 million reserve (treated as incremental debt) relating to the unresolved union dispute (the “Union Costs”) on the valuation ranges on the prior page.

•                    This analysis is a conservative treatment and is for illustrative purposes, given that the charges are currently non-cash, management has indicated there are numerous meritorious defenses, and there can be no assurance that such cash will ever be required to be funded or paid by the Company.

Illustrative Ranges

Section 3-B

Comparable Company Analysis

Comparable Company Stock Price Performance

With the exception of CVS (whose appreciation has occurred mostly following the announcement of the Eckerd transaction described below), the stock prices of the selected comparable publicly traded drugstore chains have traded down since December 2003.

•                    CVS’ stock has appreciated from $34.78 to $42.64 (22.6%) since it announced it had agreed to acquire 1,260 Eckerd drugstores and Eckerd’s PBM business from JCPenney on April 5, 2004.

•                The transaction significantly enhances CVS’ presence in the large, growing Florida and Texas markets, and is expected to result in annual cost savings of approximately $100 million.

Index Stock Price Performance

Stock Price Comparison

	Stock Price
Comparable Company	12/19/03	06/16/04	% Change
CVS	$34.56	$42.64	23.4%
Longs	23.55	22.50	(4.5)
Rite Aid	6.18	4.80	(22.3)
Walgreens	35.31	34.93	(1.1)
S&P 500	1,088.67	1,133.56	4.1

Comparison of Drug Retailing Trading Multiples

The following graphic compares EBITDA multiples of comparable publicly traded companies at recent prices vs. multiples as of the December board presentation.

•                    Bear Stearns estimates that CVS is trading at 9.3x LTM EBITDA, pro forma to give effect to pending Eckerd transaction, or 8.9x including the expected $100 million of synergies.

Enterprise Value (EV)/EBITDA

(1)                        Source of 2003E EBITDA estimates:  Wall Street equity research, except Walgreens which reflects actual results from the fiscal year ended August 31, 2003.

The graphic below compares CY2004 P/E multiples of the comparable companies at recent prices vs. multiples as of the December board presentation.

Price/CY2004E E.P.S.

Source of E.P.S. estimates:  First Call.

Comparable Company Analysis Valuation Range

Based on comparable company trading multiples, we have derived a valuation range for Tuscany of $9.00 to $17.00 per share, or $7.00 to $15.00 after giving effect to the Estimated Payments.

•                    If adjusted for the potential Union Costs, the range would be $7.50 to $14.50 per share, or $5.50 to $12.50 after giving effect to the Estimated Payments.(1)

($ in millions, except per share data)

	Implied Valuation
	Low		High
LTM EBITDA Multiples:
LTM EBITDA	$76.8		$76.8
Relevant Multiple Range	6.5	x	8.5	x
Implied Enterprise Value	$499.0		$652.6
Less: Net Debt at 3/27/04	276.6		276.6
Implied Equity Value	$222.4		$376.0
Implied Stock Price(2)	$9.00		$15.25
Implied Adjusted Stock Price(3)	7.00		13.25

CY2004 P/E Multiples:
CY2004P E.P.S.—Management	$0.85		$0.85
Relevant Multiple Range	15.0	x	20.0	x
Implied Stock Price(2)	$12.75		$17.00
Implied Adjusted Stock Price(3)	10.75		15.00

(1)                                  This analysis is a conservative treatment and is for illustrative purposes, given that the charges are currently non-cash, management has indicated there are numerous meritorious defenses, and there can be no assurance that such cash will ever be required to be funded or paid by the Company.

(2)                                  Based on 24.5 million basic shares outstanding and net options calculated assuming 2.2 million total options outstanding with exercise prices ranging from $0.58 to $31.71 (weighted average exercise price of $14.69).

(3)                                  Adjusted stock price has been calculated by deducting $48.5 million in Estimated Payments (approximately $2.00 per share).

Section 3-C

Precedent M&A Transaction Analysis

Selected Drugstore M&A Transactions

The most recent comparable precedent transactions are the sale of Eckerd in two separate transactions to Jean Coutu and CVS.

($ in millions)

Announcement Date	Acquiror	Target	Transaction Value	LTM EBITDA Multiple		Rationale
04/05/04	Jean Coutu Group	1,539 Eckerd Stores	$2,375	6.9	x(1)	Further expand into U.S. Market
04/05/04	CVS	1,260 Exckerd Stores & PBM	2,155	8.0	(2)	Expand presence in Sun Belt markets
12/06/01	Jean Coutu Group	80 Osco Stores	240	10.6	(2)	Expand Brooks Pharmacy business in Northeast
11/18/99	KKR-led Investor Group	Shoppers Drug Mart	1,766	7.6		Establish #1 market share in Canada
10/12/99	Katz Group	Snyder Drug Stores	NA	NA		Platform for entry into the U.S. drugstore market
09/15/99	Longs Drug Stores	38 Rite-Aid Stores	186	NA		Expand market share in Northern California
11/24/98	JC Penney	Genovese Drug Store	492	13.8		Enter New York metropolitan market
02/09/98	CVS	Arbor Drugs	1,391	18.5		Establish presence in the Detroit metropolitan area
06/27/97	Rite Aid	K&B Drugs/Harco	340	12.0		Increase market share in the South
06/07/97	DLJ Merchant Banking	Duane Reade	350	9.4		Significant market share in #1 U.S. market
01/27/97	CVS	Revco DS	3,802	10.0		Increase presence in New England and Northeast
11/04/96	JC Penney	Eckerd	3,290	10.3		Solidify position in the Sun Belt
10/28/96	Revco D.S.	Big B	429	16.1		Gain significant presence in the southeastern U.S.
10/14/96	Rite Aid	Thrifty Payless	2,277	9.3		Establish presence on West Coast
07/10/96	JC Penney	Fay’s	345	10.4		Expand into New York and Pennsylvania
01/10/95	JC Penney	Kerr Drug Stores	75	NA		Establish presence in North Carolina
12/27/94	Rite Aid	Perry Drug Stores	219	8.0		Establish presence in the Detroit metropolitan area
04/04/94	Revco DS	Hook-SupeRx	598	7.0		Increase market penetration and expand territory

	Mean			10.5	x
	Median			10.0

(1)                        Based on data disclosed in Jean Coutu investor presentation.

(2)                        Reflects estimates based on Wall Street equity research.

Overview of Eckerd Transactions

On April 5, 2004, JCPenney announced it had entered into agreements to sell its Eckerd drugstore chain in two separate transactions.

•                    The multiples indicated below do not adjust for the 53rd week in Eckerd’s fiscal year 2003.

•                The multiples are based on information publicly disclosed by Jean Coutu and estimates in equity research for CVS.

•                CVS indicated it expects $100 million in annual synergies, which would effectively reduce the implied multiple to 5.8x FY 2003 EBITDA.

Summary of Eckerd Transactions	($ in millions)

	Buyer
	Jean Coutu(1)		CVS(2)		Combined
Purchase Price	$2,375		$2,155		$4,530
Number of Stores	1,539		1,260 + PBM		2,799
Geography	NY (360), PA (296), NC (252), GA (190), NJ (148), SC (107), VA (87), 99 stores in other states		FL (625), TX (430), 205 stores in 7 other states		—
FY 2003 Sales (53 Weeks)	$7,900		$7,237		$15,137
FY 2003 EBITDA (53 Weeks)	342		271		613
% Margin	4.3%		3.7%		4.0%
Implied FY2003E EBITDA Multiple	6.9	x	8.0	x	7.4	x

•                    In the December 21, 2003 board presentation, Bear Stearns estimated a range of potential values for Eckerd per speculation by industry analysts as summarized below.

Estimated Eckerd Purchase Price Range in 12/21/03 Board Presentation	($ in millions)

	Range of Speculated Purchase Prices
Implied EBITDA Multiples:	$3,500		$4,000		$4,500		$5,000
2003E ($641)(3)	5.5	x	6.2	x	7.0	x	7.8	x

(1)                        Source:  Jean Coutu investor presentation.

(2)                        Source:  Equity research and public filings.

(3)                        Wall Street equity research estimates.

Industry Trading Multiple Trends

The multiples paid in the mid-to-late 1990’s in part reflect the higher multiples at which food and drug retailers traded at that time.

Multiple Trends Since 1990: Enterprise Value/LTM EBITDA

Average EBITDA Multiple	1990–1995		1996–2000		2001–Current
Drug Retailers Index (1)	7.6	x	12.2	x	10.5	x
Drug Retailers Index excl. Walgreens	7.0		10.3		7.8
Food Retailers Index (2)	7.5		8.8		6.5

(1)                        Includes: Arbor Drugs (acquired in 1998), CVS, Duane Reade, Longs, Revco (acquired in 1997), Thrifty Payless (acquired in 1996) and Walgreens.

(2)                        Includes: Albertsons, Kroger and Safeway.

Precedent M&A Transaction Valuation Range

Based on precedent M&A transactions in the industry, we have derived a valuation range for the Company of approximately $12.25 to $18.25 per share, or $10.25 to $16.25 after giving effect to the Estimated Payments.

•                    If adjusted for the potential Union Costs, the range would be $10.25 to $16.00, or $8.25 to $14.00 after giving effect to the Estimated Payments.(1)

($ in millions, except per share data)

	Range of EBITDA Multiples
	7.5x	8.0x	8.5x	9.0x	9.5x
LTM (3/27/04) EBITDA	$76.8	$76.8	$76.8	$76.8	$76.8
Implied Enterprise Value	$575.8	$614.2	$652.6	$690.9	$729.3
Less: Net Debt as of 3/27/04	276.6	276.6	276.6	276.6	276.6
Implied Equity Value	$299.2	$337.6	$376.0	$414.3	$452.7
Equity Value per Share(2)	$12.25	$13.75	$15.25	$16.75	$18.25
Adjusted Equity Value per Share(2)(3)	$10.25	$11.75	$13.25	$14.75	$16.25

(1)                        This analysis is a conservative treatment and is for illustrative purposes, given that the charges are currently non-cash, management has indicated there are numerous meritorious defenses, and there can be no assurance that such cash will ever be required to be funded or paid by the Company.

(2)                        Based on 24.5 million basic shares outstanding and net options calculated assuming 2.2 million total options outstanding with exercise prices ranging from $0.58 to $31.71 (weighted average exercise price of $14.69).

(3)                        Adjusted equity value per share has been calculated by deducting $48.5 million in Estimated Payments (approximately $2.00 per share).

Section 3-D

Discounted Cash Flow Analysis

Overview of Discounted Cash Flow Analysis

We have conducted a discounted cash flow analysis of Tuscany based on projections provided by management for fiscal 2004 to fiscal 2008.

•                    We have discounted the projections to June 30, 2004 (as compared to December 31, 2003 in the December board presentation) and assumed the following terminal multiples and discount rates.

•                The range of discount rates increased from 9.5% to 11.5% in the December board presentation, primarily reflecting increases in the risk free rate and equity size premia.

Variable	Selected Ranges	Rationale
4.5-Year EBITDA Terminal Multiple	6.0x – 8.0x	•	Publicly traded comparables discounted to reflect slower growth prospects in perpetuity
		•	Implies perpetuity growth rates of 5.5% to 8.5%

Discount Rate	10.0% – 12.0%	•	Weighted Average Cost of Capital (WACC) analysis
		•	WACC based on range of targeted long-term capital structures and cost of equity calculation from the Capital Asset Pricing Model

Discounted Cash Flow Analysis Valuation Range

A DCF analysis of management’s projections implies a valuation range for Tuscany of $13.75 to $23.00 per share, or $11.75 to $21.00 after giving effect to the Estimated Payments.

•                    If adjusted for the potential Union Costs, the range would be $12.25 to $21.25 per share, or $10.25 to $19.25 per share after giving effect to the Estimated Payments.(1)

Implied Equity Value Per Share

Excluding Estimated Payments
	Trailing EBITDA Terminal Multiple
WACC	6.0x	6.5x	7.0x	7.5x	8.0x
10.0%	$15.67	$17.50	$19.29	$21.08	$22.87
10.5	15.16	16.99	18.74	20.49	22.24
11.0	14.67	16.48	18.20	19.92	21.63
11.5	14.19	15.96	17.67	19.36	21.04
12.0	13.72	15.46	17.16	18.81	20.46

Including Estimated Payments
	Trailing EBITDA Terminal Multiple
WACC	6.0x	6.5x	7.0x	7.5x	8.0x
10.0%	$13.67	$15.50	$17.29	$19.08	$20.87
10.5	13.16	14.99	16.74	18.49	20.24
11.0	12.67	14.48	16.20	17.92	19.63
11.5	12.19	13.96	15.67	17.36	19.04
12.0	11.72	13.46	15.16	16.81	18.46

(1)                        This analysis is a conservative treatment and is for illustrative purposes, given that the charges are currently non-cash, management has indicated there are numerous meritorious defenses, and there can be no assurance that such cash will ever be required to be funded or paid by the Company.

The selected terminal EBITDA multiple range and discount rates imply perpetual growth rates of normalized free cash flow as set forth below.

Implied Perpetuity Growth Rate of Normalized FCF(1)

	Trailing EBITDA Terminal Multiple
WACC	6.0x	6.5x	7.0x	7.5x	8.0x
10.0%	5.5%	5.8%	6.1%	6.4%	6.6%
10.5	6.0	6.3	6.6	6.9	7.1
11.0	6.5	6.8	7.1	7.3	7.6
11.5	6.9	7.3	7.6	7.8	8.1
12.0	7.4	7.8	8.1	8.3	8.5

(1)                        Defined as Terminal Value * WACC - FCF / Terminal Value + FCF.  FCF represents normalized free cash flow in the final year of the projection period (i.e., 2008).  The implied perpetual growth rate is used to check the reasonableness of the EBITDA Terminal Multiple assumption.

Appendices

Appendix A

Summary of Valuation Ranges—12/21/03 Board Presentation

The chart below summarizes the valuation ranges derived in the December board presentation, both before and after giving effect to approximately $2.00 per share in Estimated Payments.

•                    The valuation ranges shown herein do not factor in any additional 9/11 business interruption insurance proceeds, given the uncertainty of the amounts and timing of these payments, which are currently being litigated.

•                Assuming a potential recovery of $30 million at the end of fiscal 2004, the high-end of the range management has indicated to us, our valuation ranges under each methodology would be higher by approximately $0.62 per share on an after-tax basis.(1)

Implied Valuation Ranges

(1)                        Calculated as $30 million, tax-effected at 44% and discounted to its present value at Tuscany’s Weighted Average Cost of Capital of 10.5% (mid-point of WACC calculation).

Appendix B

Comparable Company Analysis

Drug Retailing Trading Multiples

The tables below provide additional operating and valuation data for publicly traded U.S. drug retailers.

U.S. Drug Retailers Operating Data	($ in millions)

LTM Financial Data
Company	Revenue	% Rx(1)	EBITDA	EBITDA Margin	Debt/ EBITDA	Same Store Sales Growth(1)	Number of Stores	Average Store Size (sq. ft.)
CVS	$27,094	70.3%	$1,850	6.8%	0.4	x	6.4%	4,187	10,000	(2)
Tuscany	1,400	45.3	77	5.5	3.6	1.6	243	7,027
Longs	4,583	47.8	151	3.3	1.4	2.7	471	16,500
Rite Aid	16,600	62.0	722	4.4	5.4	6.4	3,386	11,100
Walgreens	35,077	60.0	2,381	6.8	0.0	11.5	4,336	11,000

Average	57.1%	5.4%	2.2	x	5.7%

U.S. Drug Retailers Valuation Data	($ in millions, except per share data)

	Stock Price and Valuation Data
Company	Stock Price 06/16/04	% of 52-week High	Market Cap.	TEV	TEV/ LTM EBITDA		CY2004 P/E(3)		Proj. 5-Year E.P.S. Growth(3)	CY2004 P.E.G.
CVS	$42.64	99.2%	$17,240	$17,601	9.5	x	20.1x		12.3%	1.6	x
Tuscany	15.34	82.8	380	657	8.6		23.5		12.5	1.9
Longs	22.50	87.9	844	1,001	6.6		22.0		12.1	1.8
Rite Aid	4.80	73.8	2,567	6,542	9.1		19.9		12.5	1.6
Walgreens	34.93	93.3	36,237	35,130	14.8		25.7		15.1	1.7

Average		87.4%			9.7	x	22.2	x	12.9%	1.7	x

(1)                        Represents latest reported quarterly data for same store sales growth and % Rx.

(2)                        Existing stores range in size from 8,000 to 12,000 square feet, although most new stores are based on either a 10,000 or 12,000 square foot prototype.

(3)                        Source:  First Call.

Appendix C

Summary of Management Projections

The following table summarizes management’s projections provided to Bear Stearns on October 20, 2003 for fiscal 2003E to 2008P.

($ in millions, except per share data)

	Historical Fiscal Years Ended December				Projected Fiscal Years Ending December
	2000A	2001A	2002A	2003E	2004P	2005P (53 wks)	2006P	2007P	2008P	2003E-2008P CAGR
Income Statement Data
Total Sales	$1,000.1	$1,143.6	$1,274.5	$1,389.4	$1,516.6	$1,695.6	$1,812.8	$1,969.8	$2,137.4	9.0%
Gross Profit	254.4	272.3	286.4	296.4	330.2	375.4	400.2	433.2	468.6	9.6
EBITDA (FIFO)	101.4	102.1	104.7	79.4	96.0	113.9	122.3	133.6	145.9	12.9
E.P.S.	$1.23	$1.20	$1.28	$0.57	$0.85	$1.09	$1.17	$1.35	$1.57	22.5

Growth and Margins
Sales Growth	19.1%	14.3%	11.4%	9.0%	9.2%	11.8%	6.9%	8.7%	8.5%
Comparable Sales Growth	7.3	6.3	4.8	3.3	5.4	5.0	5.1	5.2	5.3
Gross Margin	25.4	23.8	22.5	21.3	21.8	22.1	22.1	22.0	21.9
EBITDA Margin	10.1	8.9	8.2	5.7	6.3	6.7	6.8	6.8	6.8
EBITDA Growth	17.6	0.7	2.6	(24.2)	20.9	18.7	7.4	9.2	9.2
E.P.S. Growth	NM	(2.5)	6.8	(55.5)	49.6	27.6	7.3	15.5	16.4

Cash Flow Data
Capital Expenditures	$29.8	$41.0	$47.6	$40.0	$37.0	$37.0	$37.0	$37.0	$37.0
Free Cash Flow(1)	(10.6)	(22.3)	(18.0)	(13.4)	4.0	19.7	19.6	20.8	28.6
Total Debt	353.0	247.2	269.7	282.2	278.2	258.5	238.8	220.5	201.0

Store Data
Net New Stores	23	28	28	15	17	17	17	17	17
End of Period Stores	172	200	228	243	260	277	294	311	328

Note:  Excludes non-recurring charges, extraordinary charges and cumulative effect of changes in accounting principles.

(1)                        Defined as cash flow from operating activities less cash flow from investing activities.

Appendix D

WACC Analysis

Weighted Average Cost of Capital Calculation

Selected U.S. Drug Store Retailers	($ in millions)

	Adjusted Equity Beta(1) (BE)		Cost of Equity(2)	WACC	Equity Value (E)	Total Debt (D)	Preferred Stock & Min. Interest (P)	Equity/ Enterprise Value	Total Debt, Pfd. & Minority Interest/ Enterprise Value	Unlevered Beta(3)
CVS	0.91	x	11.3%	11.0%	$17,189.2	$776.0	$0.0	95.7%	4.3%	0.89	x
Longs Drug	0.92		13.3	11.3	795.3	211.6	0.0	79.0	21.0	0.79
Walgreens	0.96		11.7	11.7	35,911.0	0.0	0.0	100.0	0.0	0.96

Overall Average(8)	0.93	x	12.1	11.3				91.6	8.4	0.93	x

Tuscany	1.02	x	14.7%	10.1%	$395.5	$277.9	$0.0	58.7%	41.3%	0.73	x

Tuscany Assumptions

Pretax Cost of Debt (KD)	6.3%
Risk-Free Rate(RF)(5)	5.1
Equity Risk Premium (RM-RF)(6)	7.2
Size Premia (SP)(7)	2.3
Tax Rate (TR)	44.0

Weighted Average Cost of Capital(4)

Unlevered Beta		Target Debt/Enterprise Value
		20.0%	30.0%	40.0%
0.65	x	10.9%	10.3%	9.7%
0.75		11.5	10.9	10.3
0.85		12.2	11.5	10.9

Levered Cost of Equity(2)

Target Debt/Enterprise Value
20.0%	30.0%	40.0%
12.7%	13.2%	13.8%
13.5	14.1	14.8
14.4	15.0	15.8

Note:  Equity and enterprise values reflect stock prices as of June 10, 2004.

(1)                        Source: Bloomberg.  Represents two year weekly data.

(2)                        Cost of Equity = Risk-Free Rate (RF) + (Equity Beta (BE) * Equity Risk Premium (RM - RF)) + Size Premia (SP).

(3)                        Unlevered Beta = BE / [1+ (D/E * (1-TR))].

(4)                        WACC = [RF + BE * (RM-RF) + SP) * E] + [KD * (1-TR) * D].  Assumes pretax cost of debt remains constant.

(5)                        Risk-Free Rate based on interpolated 20-year U.S. Treasury Yield as of June 10, 2004.

(6)                        Source: Ibbotson Associates: Stocks, Bills, Bonds, and Inflation, 2004 Yearbook.  Based on the differences of large company total arithmetic mean returns minus long-term government bond income returns from 1926-2002.

(7)                        Cost of equity premia based on equity market capitalization.  Source: Ibbotson Associates: Stocks, Bills, Bonds, and Inflation, 2004 Yearbook.

(8)                        Unlevered beta represents weighted average based on total capitalization.